File No. 69-00445

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                      CATALYST VIDALIA HOLDING CORPORATION
                      ------------------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         SEE ATTACHMENT A

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         SEE ATTACHMENT A

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

         SOLD 1,098,826,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

         (B)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

         (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         (D)  NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

         PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

         (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

         (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NOT APPLICABLE

         (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

         (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NOT APPLICABLE

                                    EXHIBIT A

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         SEE ATTACHED EXHIBIT A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.

                                      Catalyst Vidalia Holding Corporation
                                      ------------------------------------
                                               (Name of claimant)

                                   By           /S/ JACK R. SAUER
                                     -------------------------------------------
                                                  Jack R. Sauer
                                                  Vice President

CORPORATE SEAL

Attest:

    /S/ CHRISTINE SAUER
----------------------------
      Christine Sauer
      Office Manager


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

     JACK R. SAUER             VICE PRESIDENT
-----------------------------------------------
        (Name)                     (Title)

           c/o Century Power, LLC
         3900 Park Avenue, Suite 102
              EDISON, NJ 08820
------------------------------------------------
                  (Address)


                                    EXHIBIT B

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

         SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A

                      CATALYST VIDALIA HOLDING CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Holding Corporation (the "Claimant") is a Louisiana corporation. The Claimant's location is 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is a 100% ownership interest in Catalyst Vidalia Corporation, a Louisiana corporation ("Catalyst Vidalia"), which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). The Claimant is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) which on July 15, 1999 acquired from the limited partner of the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As of result of this transaction, the Claimant owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant owns 100% of Catalyst Vidalia. Catalyst Vidalia is the sole general partner of the Partnership. Catalyst Vidalia owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. The Claimant is also the sole member of Vidalia Holding, LLC which owns a 25% undivided interest in the Partnership.

         The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services, Inc.'s existing substation, just west of Vidalia.

         In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project

                                                                    ATTACHMENT A


         operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A

                      CATALYST VIDALIA HOLDING CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A

Exhibit A1 -   Catalyst Old River Hydroelectric Limited Partnership audited 2004 financial statements

Exhibit A2 -   Catalyst Vidalia Corporation unaudited 2004 financial statements

Exhibit A3 -   Catalyst Vidalia Holding Corporation unaudited  2004 consolidated financial statements

Exhibit A4 -   Catalyst Vidalia Holding Corporation unaudited 2004 consolidating financial statements

                                                                      EXHIBIT A1

              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2004 FINANCIAL STATEMENTS




The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 25, 2005.

                                                                      EXHIBIT A2


                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2004 FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 25, 2005.

                                                                      EXHIBIT A3


               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                     ASSETS

                                                                    December 31,       December 31,
                                                                        2003               2004
                                                                   --------------     --------------
Cash and cash equivalents                                            $    9,365         $   15,899
Investment in CORHLP - GP interest                                      161,904            166,333
Investment in CORHLP - LP interest                                       39,430             41,644
Management fee and interest receivable -  CORHLP                          4,207              1,476
Other assets                                                                  5                 12
                                                                     ----------         ----------
             Total assets                                            $  214,911         $  225,364
                                                                     ==========         ==========

                     LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
        Due to affiliates under tax sharing agreement                $   10,111         $    4,816
        Management fee payable  GLP                                         780                  -
        Intercompany  payable to TCG                                      2,236                  -
        Note payable to CORHLP plus accrued interest                     25,334             26,499
        Note payable to DCI plus accrued interest                        28,426             29,753
        Note payable to TCG plus accrued interest                             -                  -
                                                                     ----------         ----------
             Total liabilities                                           66,887             61,068
                                                                     ----------         ----------

Stockholder's equity:
        Common stock                                                          -                  -
        Participating preferred stock                                       134                134
        Additional paid-in capital                                      110,591            105,591
        Retained earnings                                                37,299             58,571
                                                                     ----------         ----------
             Total stockholder's equity                                 148,024            164,296
                                                                     ----------         ----------
             Total liabilities and stockholders equity               $  214,911         $  225,364
                                                                     ==========         ==========

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED


                                                            Year Ended
                                                           December 31,
                                                   ----------------------------
                                                      2003              2004
                                                   ----------        ----------

Revenues:
       Equity interest in operating
            results of CORHLP                      $   15,678        $   30,036
       Management fee from CORHLP                       2,226             2,320
       Interest income DCI                                383                 -
       Interest income                                    157               218
                                                   ----------        ----------
                                                       18,444            32,574
                                                   ----------        ----------

Expenses:
       General and administrative                          73                47
       Management consulting fees  GLP                    750               750
       Interest expense DCI                             1,327             1,328
       Interest expense TCG                               181                 -
       Interest expense CORHLP L/C                      1,997             2,018
                                                   ----------        ----------
                                                        4,328             4,143
                                                   ----------        ----------

Pre tax income                                         14,116            28,431

Tax provision                                          (3,634)           (7,159)
                                                   ----------        ----------

Net income                                         $   10,482        $   21,272
                                                   ==========        ==========

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                                                           Year Ended
                                                                          December 31,
                                                                  ---------------------------
                                                                     2003             2004
                                                                  ----------       ----------
Cash flows provided by (used in) all operations:
   Net income                                                     $   10,482       $   21,272
   Adjustments to reconcile net income  to net
    cash provided by (used  in) all activities:
       Intercompany tax sharing                                        2,639           (5,295)
       Equity interest in operating results of CORHLP                (15,678)         (30,036)
       Partner distribution from CORHLP                                    -           23,393
       Dividend on Preferred Stock to CPLLC                                            (5,000)
       Changes in assets and liabilities:
           Note receivable DCI plus accrued interest                  22,630                -
           Management fee receivable  CORHLP                           1,196            2,731
           Intercompany payable to TCG                                  (800)          (2,236)
           Note payable DCI plus accrued interest                      1,328            1,327
           Note payable TCG plus accrued interest                    (14,835)               -
           Note payable CORHLP plus accrued interest                      (3)           1,165
           Management fee payable  GLP                                   390             (780)
           Other assets and liabilities, net                               8               (7)
                                                                  ----------       ----------
Net cash provided by all activities                                    7,357            6,534

Cash and cash equivalents beginning of the period                      2,008            9,365
                                                                  ----------       ----------
Cash and cash equivalents at end of period                        $    9,365       $   15,899
                                                                  ==========       ==========

                                                                      EXHIBIT A3

               CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                    UNAUDITED

                                                                     Shares of                       Additional
                                       Shares                      Participating    Participating       Paid
                                      of Common       Common         Preferred        Preferred          In          Retained
                                        Stock          Stock           Stock            Stock         Capital        Earnings
                                     -----------     --------      -------------    -------------    -----------    ----------
Balance December 31, 2002               1,000          $    -          133,593         $   134        $ 110,591      $ 26,817

Net income                                                                                                             10,482

                                       ------          ------          -------         -------        ---------      --------
Balance December 31, 2003               1,000               -          133,593             134          110,591        37,299

Net income                                                                                                             21,272

Dividend on Preferred Stock                                                                              (5,000)
                                       ------          ------          -------         -------        ---------      --------
Balance December 31, 2004               1,000          $    -          133,593         $   134        $ 105,591      $ 58,571
                                       ======          ======          =======         =======        =========      ========

                                                                      EXHIBIT A4



                      CATALYST VIDALIA HOLDING CORPORATION

                              VIDALIA HOLDING, LLC

                          CATALYST VIDALIA CORPORATION

               CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2004

                             (DOLLARS IN THOUSANDS)


                                                                                        Consolidation entries
                                                                       CVHC          ----------------------------         Consol-
                                                       CVC            VH LLC           Debit             Credit           idated
                                                    ---------       ----------       ----------        ----------       ----------

Cash                                                   1,051            6,634                                               7,685

Commercial paper                                                        8,214                                               8,214

Mgmt  fee and int receivable CORHLP                    1,476                                                                1,476

Note receivable DCI                                                                                                             -

Interest receivable DCI                                                                                                         -

 CORHLP                                               64,629           41,644          111,942            10,238          207,977

 CVC                                                                  139,868           50,476           190,344                -

Deferred income tax benefits:
 Federal                                                                                 4,809             4,809                -
 State                                                                                   1,182             1,182                -

Start-up costs net of amortization                                                                                              -

 Other assets                                                                                                                   -
  Prepaid taxes                                                                                                                 -
Intercompany account                                      12                                                   -               12
                                                    ---------       ----------       ----------        ----------       ----------

                                                      67,168          196,360          168,409           206,573          225,364
                                                    =========       ==========       ==========        ==========       ==========

Accounts payable and accrued expenses                                                                                           -
Due to from affiliate - tax sharing                    4,239              577                                               4,816
Management fee payable GLP                                                                                                      -
Intercompany payable - TCG, Inc.                                                             -                 -                -
Note payable TCG,Inc                                                                                                            -
Interest payable TCG,Inc                                                                                                        -
Note payable DCI                                                       22,500                                              22,500
Interest payable DCI                                                    7,253                                               7,253
Note payable CORHLP                                                    26,499                                              26,499
Federal and state income taxes pay - I/C                                                18,614            18,614                -
Deferred income taxes payable                                                           24,283            24,283                -
                                                    ---------       ----------       ----------        ----------       ----------

 Total liabilities                                     4,239           56,829           42,897            42,897           61,068
                                                    ---------       ----------       ----------        ----------       ----------


Common stock                                                                                                                    -
Participating preferred stock                                             134                                                 134
Additional paid-in capital                                            105,591                -                            105,591
Retained earnings - pre November 5, 1991               1,331                             1,331                                  -
Retained earnings - post November 5, 1991             61,598           33,806          101,674            64,841           58,571
                                                    ---------       ----------       ----------        ----------       ----------

                                                      62,929          139,531          103,005            64,841          164,296
                                                    ---------       ----------       ----------        ----------       ----------

Total liabilities and stockholders equity             67,168          196,360          145,902           107,738          225,364
                                                    =========       ==========       ==========        ==========       ==========

                                                                      EXHIBIT A4

                      CATALYST VIDALIA HOLDING CORPORATION

                              VIDALIA HOLDING, LLC

                          CATALYST VIDALIA CORPORATION

                      CONSOLIDATING STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2004

                             (DOLLARS IN THOUSANDS)


                                                                                        Consolidation entries
                                                                       CVHC          ----------------------------         Consol-
                                                       CVC            VH LLC           Debit             Credit           idated
                                                    ---------       ----------       ----------        ----------       ----------


Revenue

 Equity interest in operating results-
  Catalyst Old River Hydroelectric Ltd. Ptr.          20,024           10,012                                              30,036
  Catalyst Vidalia Corporation                                         15,091           15,091                                  -
 Management fee  - CORHLP                              2,320                                                                2,320
 Interest income CORHLP mgmt fee                          50                                                                   50
                                                                                                                                -
                                                                                                                                -
 Interest income                                          11              157                                                 168
                                                    ---------       ----------       ----------        ----------       ----------

    Total Income                                      22,405           25,260           15,091                 -           32,574
                                                    ---------       ----------       ----------        ----------       ----------


 General and administrative                                4                3                                                   7
 Management consulting fees                              750               36                                                 786
 Amortization of start-up costs                                             4                                                   4
 Interest expense DCI                                                   1,328                                               1,328
 Interest expense CORHLP L/C                                            2,018                                               2,018
                                                                                                                                -
                                                    ---------       ----------       ----------        ----------       ----------

    Total Expenses                                       754            3,389                -                 -            4,143
                                                    ---------       ----------       ----------        ----------       ----------


Pretax income (loss)                                  21,651           21,871           15,091                 -           28,431

Tax (provision) refund                                (6,560)            (599)               -                             (7,159)
                                                    ---------       ----------       ----------        ----------       ----------


NET INCOME (LOSS)                                     15,091           21,272           15,091                 -           21,272
Dividend on Preferred Stock                           (8,500)          (5,000)                                             (5,000)
Opening stockholders equity                           56,338          123,259                                             148,024
                                                    =========       ==========       ==========        ==========       ==========
Ending stockholders equity                            62,929          139,531           15,091                 -          164,296
                                                    =========       ==========       ==========        ==========       ==========

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                   12/31/2004


1.*   Retained Earnings                                  51,754
      Investment in CVC                                                  51,754

      Reverse CVCH's equity pick-up of CVC
      11/5/91-12/31/02

1a.   Equity pick-up of CVC 15,091
      Investment in CVC                                                  15,091

      Reverse CVCH's equity pick-up of CVC
       for current year

2.    Management fee income-CVHC
      Management fee expense-CVC

      Offset CVC management fee expense against CVHC management fee income

3.    Provision for Taxes - Federal & State
      Retained Earnings
       Deferred Taxes Payable                                                 -

      Record Top Side Tax Provision

    * Historical

4.    Management fee payable -
      Management fee receivable                                               -

      Reverse CVC's management fee payable to CVHC against CVHC's management fee receivable from CVC.

5.    Investment in CORHLP 111,942
      Federal income taxes payable-I/C account           10,338
      Additional paid in capital                              -
      Retained earnings pre 11/15/91                      1,331
      Deferred FIT receivable                                               112
      I/C account                                                             -
      Investment in CVC                                                 123,499

      Record original investment elimination and purchase, adjusted for 77,450 dividend prior to 98, price accounting as of 11/5/91.

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                   12/31/2004


6.    Retained earnings post 11/5/91                     15,091
      2004 consolidating P/L entries                                     15,091

      Record 2004 P/L consolidating entries against retained earnings

7.    Deferred Taxes Payable                              6,560
      Retained Earnings
      Tax Provision                                                       6,560

       Eliminate Effect of CVC Taxes Payable


8.    Receivable from TCG, Inc.                                               -
      Intercompany Payable - TCG, Inc.                        -

      To offset the receivable against the payable.


9.*   Retained Earnings                                  10,238
      Investment in CORHLP                                               10,238

      To lower investment basis in CORHLP
      to correct amount.


10.*  Investment in CVC                                  19,516
      Retained Earnings                                                  19,516

      To reverse book entry for consolidation

                                                                      EXHIBIT A4

                                      CVHC
                          CONSOLIDATING JOURNAL ENTRIES
                                     (000'S)
                                   12/31/2004


11*.  FIT Payable - I/C account                           7,316
      Retained Earnings                                                   7,019
      Deferred FIT receivable                                               241
      Deferred State tax receivable                                          56
      DIT payable - Federal I/C account                   3,101
      DIT payable - State  I/C account                      322
      Retained Earnings                                                   3,423
      Federal income taxes payable-I/C account              775
      State income taxes payable-I/C account                185
      Deferred FIT receivable                                               775
      Deferred State receivable                                             185
      Deferred tax asset-FIT                              4,809
      Deferred tax asset-State                            1,182
      Deferred tax liability-FIT                            629
      Deferred tax liability-State                          161
      Retained earnings post 11/5/91                        323
      Income taxes payable-I/C                                            7,104
      Deferred Tax Provision-1996                         3,924
      Retained Earnings                                                   3,924
      Deferred Income Tax Payable                         4,622
      Deferred Income Tax Receivable - Fed.                               3,681
      Deferred Income Tax Receivable - State.                               941

      To consolidate prior consolidation entries 3,4,7,8,10,11.


12.   Deferred Income Taxes                               7,341
      Income Taxes Payable                                                7,341

      To Zero Out Income tax payable


13.   Investment in CVC                                  30,959
      Retained Earnings                                                  30,959

      Consolidation entry for dividend


14    Management fee income                                 255
      Management fee expense                                                255
      Offset fee monthly fee to GLP against revenue

                                                                       EXHIBIT B

                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2004

                                         State of
Name                                     Incorporation          Location of Business     Nature of Business
----                                     -------------          --------------------     ------------------

Ronald W. Cantwell                       N/A                    N/A                      100% ownership of The Catalyst Group, Inc.
  (Individual)

The Catalyst Group, Inc.                 Louisiana              Edison, NJ               100% ownership of Catalyst Vidalia
                                                                                         Acquisition Corporation.

Catalyst Vidalia Acquisition             Louisiana              Edison, NJ               100% ownership of Catalyst Vidalia
  Corporation ("CVHC")                                                                   Holding Corporation and the
                                                                                         sole member of Century Power, LLC.

Century Power, LLC                       Louisiana              Edison, NJ               Owns 100% of the CVHC Participating
                                                                                         Preferred Stock

Catalyst Vidalia Holding                 Louisiana              Edison, NJ               100% ownership of Catalyst Vidalia
  Corporation ("CVHC")                                                                   Corporation and the sole
                                                                                         member of Vidalia Holding, LLC.

Vidalia Holding, LLC                     A Louisiana            Edison, NJ               Limited Partner of Catalyst Old
                                         Limited Liability                               River Hydroelectric Limited
                                         Company                                         Partnership with a 25% undivided
                                                                                         interest.

Catalyst Vidalia Corporation             Louisiana              Edison, NJ               General Partner of Catalyst Old
                                                                                         River Hydroelectric Limited
                                                                                         Partnership with 50% undivided
                                                                                         interest in and 100% voting
                                                                                         interest in such partnership.

Catalyst Old River Hydroelectric         A Louisiana Limited    Vidalia, LA              Lessee of a 192 megawatt
  Limited Partnership                    Partnership                                     hydroelectric facility in
                                                                                         Concordia Parish, Louisiana.

Catalyst Construction Corporation        Delaware               --                       Inactive, owned 100% by CVAC
  of Connecticut

Catalyst Energy Construction             Delaware               --                       Inactive, owned 100% by CVAC
  Corporation

Catalyst Waste-to-Energy Corporation     Delaware               --                       Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines             Connecticut            --                       Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation      Delaware               --                       Inactive, owned 100% by CVAC